Samuel H. Pilch Group Vice President and Controller Allstate Life Insurance Company of New York

July 13, 2007

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Mail Stop 6010

Re:	Allstate Life Insurance Company of New York
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 13, 2007
File No. 033-47245

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated June 29, 2007, to Mr. John C. Pintozzi, Vice President and Chief Financial Officer of Allstate Life Insurance Company of New York with respect to the above-referenced filing.

For your convenience, we have set forth the comment from your letter in bold typeface and appearing below it is the disclosure information requested.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Application of Critical Accounting Estimates, page 8

1.              Although you identify certain accounting policies as critical, investors are not able to determine the effect that reasonably likely changes in your estimates as of December 31, 2006 may have been expected to have on your future operations and financial position.  In responding, please address in disclosure-type format the material implications of uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy.  Consistent with Section V of Financial Reporting Release 72, please discuss how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.  For example, you should address the specific assumptions that changed as a result of the amortization acceleration and deceleration discussed on page 17.  Discuss the impact that reasonably likely changes in these assumptions could have on your future operations and financial position.

The Company plans to include the following expanded disclosure with respect to its critical accounting estimates in its 2007 Annual Report on Form 10-K.  Changes from the 2006 disclosure are marked.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

        ~~We have identified four accounting policies that require us to make estimates that are significant to the financial statements.  It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our financial statements.~~

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

•                  Investment Valuation and Impairment

•                  the fair value of investments in the absence of quoted market prices

•                  investment impairments

•                  Derivatives Instrument Hedge Accounting and Valuation

•                  hedge accounting for derivatives

•                  the fair value in the absence of quoted market prices for derivatives

•                  Deferred Policy Acquisition Cost (“DAC”) Amortization

•                  Reserve for Life-Contingent Contract Benefits Estimation

In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company’s businesses and operations.  It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our financial statements.

A brief summary of each of these critical accounting estimates~~policies~~ follows.  For a more detailed discussion of the effect of these policies on our financial statements, and the judgments and estimates relating to these policies, see the referenced sections of the MD&A.  For a complete summary of our significant accounting policies see Note 2 of the financial statements.

Investment Valuation and Impairment The fair value of publicly traded fixed income securities is based on independent market quotations, whereas the fair value of non-publicly traded securities is based on either widely accepted pricing valuation models, which use internally developed ratings and independent third party data as inputs, or independent third party pricing sources.  Factors used in our internally developed models, such as liquidity risk associated with privately-placed securities, are difficult to independently observe and quantify.  Fair value estimates are completed each reporting period.  Assumptions underlying the fair value estimates of non-publicly traded securities include:  credit rating of the issuer, industry sector of the issuer, maturity, estimated duration, call provisions, sinking fund requirements, coupon rate, quoted market prices of comparable securities and estimated liquidity premiums.  ~~Because of this, j~~Judgment is required in developing certain of these estimates and, as a result, the estimated fair value of non-publicly traded securities may differ from amounts that would be realized upon an immediate sale of the securities.  The use of different assumptions may have a material effect on the estimated fair values.

For investments classified as available for sale, the difference between fair value and amortized cost, net of deferred income taxes, is reported as a component of accumulated other comprehensive income on the Statements of Financial Position and is not reflected in the operating results of any period until reclassified to net income upon the consummation of a transaction with an unrelated third party or when declines in fair values are deemed other-than-temporary.  The assessment of other-than-temporary impairment of a security’s fair value is performed on a portfolio review as well as a case-by-case basis considering a wide range of factors.  For our portfolio review evaluations, we ascertain whether there are any approved programs involving the disposition of investments such as changes in duration, revision to strategic asset allocations and liquidity actions; and any dispositions planned by the portfolio managers.  In these instances, we recognize impairment on securities being considered for these approved planned actions if the security is in an unrealized loss position. There are a number of assumptions and estimates inherent in evaluating impairments and determining if they are other-than-temporary, including 1) our ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the expected recoverability of principal and interest; 3) the length of time~~duration~~ and extent to which the fair value has been less than amortized cost; 4) the financial condition, near-term and long-term prospects of the issuer, including relevant industry conditions and trends, and implications of rating agency actions and offering prices; and 5) the specific reasons that a security is in a significant unrealized loss position, including market conditions which could affect liquidity.  Additionally, once assumptions and estimates are made, any number of changes in facts and circumstances could cause us to later determine that an impairment is other-than-temporary, including 1) general economic conditions that are worse than previously forecast~~assumed~~ or that have a greater adverse effect on a particular issuer than originally estimated; 2) changes in the facts and circumstances related to a particular issuer’s ability to meet all of its contractual obligations; and 3) changes in facts and circumstances or new information obtained which causes a change in our ability or intent to hold a security to maturity or until it recovers in value. Changes in assumptions, facts and circumstances could result in additional charges to earnings in future periods to the extent that losses are realized.  The charge to earnings, while potentially significant to net income, would not have a significant effect on shareholder’s equity since the majority of our portfolio is carried at fair value and as a result, any related unrealized loss would already be reflected as a component of accumulated other comprehensive income in shareholder’s equity.

The determination of the amount of impairment is highly subjective and is based on periodic evaluation of known and inherent risks.  Such evaluations and assessments are revised as conditions change and new information becomes available.  We update our evaluations regularly and reflect changes in impairments in results of operations as such evaluations are revised.  The use of different methodologies and assumptions as to the determination of the fair value of investments and the timing and amount of impairments may have a material effect on the amounts presented within the consolidated financial statements.

For a more detailed discussion of the risks relating to changes in investment values and levels of investment impairment, and the potential causes of such changes, see Note 6 of the financial statements and the Investments, Market Risk, and Forward-looking Statements and Risk Factors sections of this document.

Derivative Instrument Hedge Accounting and Valuation~~Effectiveness~~ We primarily use derivative financial instruments to reduce our exposure to market risk and in conjunction with asset/liability management. ~~The fair value of exchange traded derivative contracts is based on independent market quotations, whereas the fair value of non-exchange traded derivative contracts is based on either widely accepted pricing valuation models which use independent third party data as inputs or independent third party pricing sources.~~

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value, or foreign currency cash flow hedges. When designating a derivative as an accounting hedge, we formally document the hedging relationship, risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the assumptions used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.  In the case of a cash flow hedge, this documentation includes the exposure to changes in the hedged transaction’s variability in cash flows attributable to the hedged risk.  We do not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment.  At each reporting date, we confirm that the hedging instrument continues to be highly effective in offsetting the hedged risk.

The accounting for derivatives is complex and interpretations of the applicable accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it is determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on our financial statements from that previously reported. Measurements of ineffectiveness of hedging relationships are also subject to new and ongoing interpretations and estimations which may have a material effect on net income.

The fair value of exchange traded derivative contracts is based on independent market quotations, whereas the fair value of non-exchange traded derivative contracts is based on either widely accepted pricing valuation models which use independent third party data as inputs or independent third party pricing sources.  The fair value of derivatives can be affected by changes in interest rates, foreign exchange rates, financial indices, credit spreads, market volatility and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign exchange rates, other financial indices and credit ratings. Included in the analysis of the fair value is the risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income. Also, fluctuations in the fair value of derivatives which have not been designated for hedge accounting may result in significant volatility in net income.

For further discussion of these estimates and assumptions, see Note 7 of the financial statements and the Investments, Market Risk and Forward-looking Statements and Risk Factors sections of this document.

Deferred Policy Acquisition Cost ~~(“DAC”)~~ Amortization We incur significant costs in connection with acquiring business.  In accordance with ~~generally accepted accounting principles (“~~GAAP~~”),~~ costs that vary with and are primarily related to acquiring business are deferred and recorded as an asset on the Statements of Financial Position.

DAC related to traditional life insurance is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business.  Significant assumptions relating to estimated premiums, investment returns, which include investment income and realized capital gains and losses, as well as ~~to~~ mortality, persistency and expenses to administer the business ~~re determined based upon conditions as of the date of policy issuance~~are established at the time the policy is issued  and are generally not revised during the life of the policy.  The assumptions for determining DAC amortization and recoverability are consistent with the assumptions used to calculate reserves for life contingent contract benefits.  Any deviations from projected business in force resulting from actual policy terminations differing from expected levels may result in a ~~and any estimated premium deficiencies~~ change to the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies.  The recovery of DAC is dependent upon the future profitability of this business.  We periodically review the adequacy of reserves and recoverability of DAC for these contracts on an aggregate basis using actual experience.  In the event that actual experience is significantly adverse compared to the original assumptions any remaining unamortized DAC balance must be expensed to the extent not recoverable and a premium deficiency reserve may be required.

DAC related to interest-sensitive life, annuities and other investment contracts is amortized in proportion to the incidence of the total present value of gross profits, also referred to as gross margin, which includes both actual historical gross profits (“AGP”) and estimated future gross profits (“EGP”) expected to be earned over the estimated lives of the contracts.  The amortization includes interest using rates established at the inception of the contracts.  Actual amortization periods range from 15-30 years; however, incorporating estimates of customer surrender rates, partial withdrawals and deaths generally result in the majority of the DAC being amortized over the surrender charge period.  The cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to results of operations when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP.

AGP and EGP consist of the following components: benefit margin primarily from premium revenues less mortality, investment margin including realized capital gains and losses; and expense margin including~~contract administration,~~ surrender and other contract charges, less maintenance expenses.  The amount of EGP is principally dependent on assumptions for investment returns on assets supporting contract liabilities, interest crediting rates to policyholders, the effect of any hedges used, persistency, mortality and expenses.  Of these factors, we anticipate that investment returns, credited interest, persistency, mortality, and expenses are reasonably likely to have the greatest impact on the rate of DAC amortization.  Changes in these assumptions can be offsetting and the Company is unable to predict their movement or offsetting impact over time.

Each reporting period, DAC amortization is recognized in proportion to AGP for that period.  This includes an assessment of AGP compared to EGP, the actual amount of business remaining in-force and realized capital gains and losses on investments supporting the product liability.  The impact of realized capital gains and losses on amortization of DAC is also dependent upon the relationship between the assets that give rise to the gain or loss and the product liability supported by the assets.

Annually we~~We periodically~~ review  all assumptions underlying the projections of EGP, including investment returns, interest crediting rates, mortality, persistency, and expenses. Management annually updates assumptions used in the calculation of EGP. Also each reporting period we assess whether any revisions to assumptions used to determine DAC amortization are required. ~~and make revisions to EGPs resulting in changes in the cumulative amounts expensed as a component of amortization of DAC in the period in which the revision is made.~~ This amortization acceleration or deceleration is commonly~~This is commonly~~ known as “DAC unlocking”.

If the AGP is less than EGP in the period, but total EGP is unchanged, or if the update of assumptions causes EGP to increase, the rate of DAC amortization will generally decrease, resulting in a current period increase to earnings. The opposite result generally occurs when the AGP exceeds EGP in the period, but total EGP is unchanged, or the assumption update causes EGP to decrease.

Over the past two years our most significant DAC assumption updates that resulted in a change to EGP and the amortization of DAC have been revisions to expected future investment returns, expenses,

mortality and in-force or persistency assumptions resulting in DAC amortization deceleration of $146 thousand and $ 7.6 million in 2006 and 2005, respectively. The 2005 amortization deceleration included $4.3 million related to our disposed variable annuity business for which we no longer have any DAC.

For quantification of the impact of these estimates and assumptions, see the Amortization of DAC and DSI and the Forward-looking Statements and Risk Factors sections of this document and Note 2 and 10 of the financial statements.

Reserve for Life-Contingent Contract Benefits Estimation Benefits for these contracts are payable over many years; accordingly insurance liabilities are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected net premiums.  Long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses are used when establishing the reserve for life-contingent contract benefits payable under insurance policies including traditional life insurance, life-contingent annuities and non-medical health insurance. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration.  Future investment yield assumptions are determined ~~at the time the policy is issued~~ based upon prevailing investment yields as well as estimated reinvestment yields.  Mortality, morbidity and policy termination assumptions are based on our experience and industry experience ~~prevailing at the time the policies are issued~~.  Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium-paying period.  These assumptions are established at the time the policy is issued, are consistent with assumptions for determining DAC amortization for these contracts, and are generally not changed during the policy coverage period. However, if actual experience is significantly adverse relative to the original assumptions, adjustments to DAC or reserves may be required resulting in a charge to earnings which could have a material adverse effect on our operating results and financial condition. We periodically review the adequacy of these reserves and recoverability of DAC for these contracts on an aggregate basis using actual experience. In the event that actual experience is significantly adverse compared to the original assumptions any remaining unamortized DAC balance must be expensed to the extent not recoverable and a premium deficiency reserve may be required.  The effects of changes in reserve estimates are reported in the results of operations in the period in which the changes are determined.  The company has not recognized a charge of this nature in the three years ended December 31, 2006.  We anticipate that mortality, investment and reinvestment yields, and policy terminations are the factors that would be most likely to require adjustment to these reserves or related DAC.

For further discussion of these policies see Note 8 of the financial statements and the Forward-looking Statements and Risk Factors section of this document.

Operations, page 10

2.              Please tell us why your use of “Investment margin,” “Mortality margin,” and “Gross margin” as performance measures are not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K.  Include a discussion that demonstrates the substantive reasons why management believes that these measures provide useful information to investors.  The fact that these measures are used by the company as an indicator of business performance should not be the sole support for presenting these non-GAAP financial measures.  Rather, the justification for the use of the measure must be substantive.  Please refer to SAB 107 and to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13, 2003.

Provide to us revisions to your disclosures in disclosure-type format.

The Company will include the following expanded disclosure in its second quarter 2007 Form 10-Q.  Changes are marked from the first quarter disclosure.

Gross margin, a non-GAAP measure, is comprised of premiums and contract charges, and net investment income, less contract benefits and interest credited to contractholder funds excluding amortization of DSI. Gross margin also includes periodic settlements and accruals on certain non-hedge derivative instruments (see additional discussion under “investment margin”). ~~We use g~~Gross margin ~~a~~is a component of our evaluation of the profitability of our life insurance and financial product portfolio. ~~Additionally, for many of our products, including fixed annuities, variable life and annuities, and interest-sensitive life insurance, the amortization of DAC and DSI is determined based on actual and expected gross margin.~~  Gross margin is comprised of three components that are utilized to further analyze the business: investment margin, benefit margin, and contract charges and fees.

We use gross margin to evaluate the performance of the business.  We believe gross margin and its components are also useful to investors because they allow for the evaluation of income components separately and in the aggregate when reviewing performance. This actuarial analysis, which is commonly employed throughout the life insurance industry, measures the difference between product premiums and accrued policy benefits and net investment income and interest credited to contractholder funds and insurance reserves.  It reveals the integrity and propriety of the pricing assumptions and financial performance. Additionally, for many of our products, including fixed annuities, variable life, and interest-sensitive life insurance, the amortization of DAC and DSI is determined based on actual and expected gross margin. Variability of our results may be caused by this amortization which may be the result of gross margin variability.  The analysis of gross margin and its components separately and in the aggregate provide transparency to our results of operations. Gross margin, investment margin and benefit margin should not be considered as a substitute for net income and do not reflect the overall profitability of the business.  Net income is the GAAP measure that is most directly comparable to these margins.  Gross margin ~~is~~ is best considered in its context as a component of net income and is presented as such and is reconciled to GAAP net income in the table above.

The company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at
(847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company of New York